Exhibit I
CRUDE CARRIERS CORP. ANNOUNCES SHAREHOLDER APPROVAL OF
MERGER AGREEMENT WITH CAPITAL PRODUCT PARTNERS L.P.
Athens, Greece — September 20, 2011 — Crude Carriers Corp. (“Crude”) (NYSE: CRU) announced today that, at a special meeting of Crude shareholders held today in Piraeus, Greece, its shareholders have approved the proposal to adopt the merger agreement dated May 5, 2011 providing for the acquisition of Crude by Capital Product Partners L.P. (“CPLP”) in a unit-for-share transaction with Crude shareholders receiving 1.56 CPLP common units for each Crude share.
The consummation of the merger was subject to approval by: (i) the holders of a majority of the voting power of the shares of Crude common stock and Crude Class B stock, voting together as a single class; (ii) the sole holder of the shares of Crude Class B stock, voting as a separate class; and (iii) the holders of a majority of the voting power of the shares of Crude common stock held by unaffiliated shareholders who are not affiliates of either Crude or CPLP, voting separately.
According to the final tally of shares voted, approximately 8,447,729 shares of Crude common stock and 2,105,263 shares of Crude Class B stock voted for the approval of the proposal to adopt the merger agreement, representing approximately 60.8 percent and 100 percent, respectively, of the shares outstanding and entitled to vote. Also, approximately 8,293,729 shares of Crude common stock held by unaffiliated shareholders voted for the approval of the proposal to adopt the merger agreement, representing approximately 60.3 percent of such shares outstanding and entitled to vote and 97.9 percent of the votes cast.
Crude expects that the merger will be completed on or about September 30, 2011.
Forward-Looking Statement
This press release may contain forward-looking statements, including statements regarding the expected date of completion of the merger, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to the announcement of a dividend and are based on management’s current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this press release are the following: (i) conditions in the United States capital markets; (ii) conditions affecting the crude spot market and the crude market generally; (and other factors listed from time to time under “Risk Factors” and other sections of our public filings with the SEC including, without limitation, Crude Carriers Corp.’s registration statement on Form F-1.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company owns a modern, high specification fleet of crude oil tankers, which currently comprises two VLCC (Very Large Crude Carrier) and three Suezmax tankers. The Company’s fleet is employed in the crude oil spot tanker market. Crude Carriers Corp.’s common shares trade on The New York Stock Exchange under the symbol “CRU”.
For further information please contact:
Company Contacts:
Ioannis Lazaridis, President
Tel: +30 (210) 4584 950
E-mail: i.lazaridis@crudecarrierscorp.com
Jerry Kalogiratos, Chief Financial Officer
Tel: +30 (210) 4584 950
E-mail: j.kalogiratos@crudecarrierscorp.com
Investor Relations / Media:
Nicolas Bornozis, President
Matthew Abenante
Capital Link, Inc.
230 Park Avenue — Suite 1536
New York, NY 10160, USA
Tel: (212) 661-7566
Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com